CALAMOS INVESTMENT TRUST

March 15, 2013

Calamos Advisors LLC

2020 Calamos Court

Naperville, Illinois 60563

Ladies and Gentlemen:

Re:	Management Agreement

Pursuant to paragraph 1(b) of the Management Agreement (the “Agreement”) between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust have established an additional sub-trust, designated Calamos Long/Short Fund (the “New Fund”), and have appointed you as Manager to act as manager and investment adviser to that Sub-Trust on the terms and conditions set forth in the Agreement, except that the advisory fee applicable to the New Fund shall be calculated as follows:

The base fee rate shall be at the annual rate of 1.25% of the first $500 million of the average daily net assets; 1.20% of the next $500 million of the average daily net assets; and 1.15% in excess of $1 billion.

Please sign below to evidence the acceptance of your appointment as Manager for the Sub-Trust designated Calamos Long/Short Fund, as set forth above and in the Agreement.

Very truly yours,

CALAMOS ADVISORS LLC

By:	/S/ J. CHRISTOPHER JACKSON
J. Christopher Jackson
Secretary

Appointment as Manager for the Sub-Trust designated Calamos Long/Short Fund, as set forth above and in the Agreement is accepted this 15th day of March 2013.

CALAMOS ADVISORS LLC

By:	/S/ NIMISH S. BHATT
Nimish S. Bhatt
Senior Vice President, Chief Financial Officer, and Head of Fund Administration